

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2022

George Norcross, III
Principal
Braca Group
350 Royal Palm Way, Suite 500
Palm Beach, FL 33480

> **Re: REPUBLIC FIRST BANCORP INC**
> **DFAN14A filed February 17, 2022 by George E. Norcross, III et al.**

Dear Mr. Norcross:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

DFAN14A filed February 17, 2022 by George E. Norcross, III et al.

General

1. Your filing references Schedule 13Ds you filed, including amendments thereto. Refer to the disclosure under Item 6 of the Schedule 13D/A (amendment 4) filed on February 16, 2022. Please revise that filing to more specifically describe the terms of your agreement with Raymond James. Your current disclosure does not appear to outline the material terms of your agreement.

2. See our last comment above. Refer to Item 7 of the Schedule 13D/A filed on February 16, 2022. It appears the agreement with Raymond James should be filed as an exhibit to the Schedule 13D, pursuant to this Item requirement. Please file an amended Schedule 13D including the Raymond James agreement as an exhibit pursuant to Item 7, or explain why you do not believe the filing of the exhibit is required pursuant to the terms of the Item.

       We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions